EXHIBIT 99.2

Sao Paulo-SP, April 27 2005.
SUAC-860/2005.

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:   BANCO ITAU HOLDING FINANCEIRA S.A.
             ORDINARY AND EXTRAORDINARY GENERAL
             MEETING OF APRIL 27 2005

1. Pursuant to the provisions of CVM Instruction 202/93, Articles 16, subsection V, and 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned ordinary and extraordinary general meeting:

a) the approval of the management accounts for the 2004 fiscal year and the distribution of the net income for the same fiscal year;
b) the election of members of the Board of Directors and Fiscal Councils for the next annual term of office;
c) the establishment of the amount to be allocated for the compensation of members of the management bodies;
d) the increase in the subscribed capital stock from R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of new shares, through the capitalization of reserves;
e) the cancellation of 88.803 own book entry common shares, currently held as treasury stock, without a reduction in the value of the capital stock;
f) the inclusion in Item 3.3 of the bylaws to the effect that Itau Corretora de Valores S.A. is the institution providing book entry share services;
g) the institution of the Compensation Committee through the transformation of the existing Itau Holding Options Committee, broadening its objectives and purposes;
h) establishing that the Report of the Activities of the Audit Committee shall be made available to the Superintendence of Private Insurance;
i) the establishment of the statutory Committees for Disclosure of Material Information and the Insiders Trading;
j) the increase in the maximum number of positions on the Board of Executive Officers, creating the positions of Managing Director and Deputy Managing Director, extending the period during which the Board of Directors may elect the members of the Board of Executive Officers and altering the powers of the Executive Officers;
k) the consequent alterations to the bylaws and to Item 2 of the Plan for Granting Stock Options.

2. The respective minute will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,

BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer


Copy to:
- THE SAO PAULO STOCK EXCHANGE
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)